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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Successor	Predecessor		Predecessor

	Period from September 10, 2016 through September 30, 2016	Period from January 1, 2016 through September 9, 2016
			Nine Months Ended September 30, 2015	Years Ended December 31,

				2015	2014	2013	2012	2011

Earnings:
Income (loss) before income taxes	$(447,335)	$3,292	$(1,522,954)	$(1,913,535)	$314,880	$(1,380,378)	$(67,066)	$5,399
Adjustments:
Equity investment (income) loss	—	152	218	171	(617)	(97)	(373)	—
Interest capitalized	—	(68,192)	(80,262)	(113,009)	(168,897)	(203,993)	(53,492)	—

Income (loss) before income taxes, as adjusted	$(447,335)	$(64,748)	$(1,602,998)	$(2,026,373)	$145,366	$(1,584,468)	$(120,931)	$5,399
Fixed charges	5,552	197,640	257,041	340,399	320,403	262,046	86,589	17,808

Total earnings	$(441,783)	$132,892	$(1,345,957)	$(1,685,974)	$465,769	$(1,322,422)	$(34,342)	$23,207

Fixed charges:
Interest expense and amortization of finance costs	$5,428	$195,698	$254,928	$337,554	$317,732	$259,159	$85,372	$17,373
Rental expense representative of interest factor	124	1,942	2,113	2,845	2,671	2,887	1,217	435

Total fixed charges	$5,552	$197,640	$257,041	$340,399	$320,403	$262,046	$86,589	$17,808

Ratio of earnings to fixed charges	— (1)	0.7	— (3)	— (5)	1.5	— (7)	— (8)	1.3

Total fixed charges	$5,552	$197,640	$257,041	$340,399	$320,403	$262,046	$86,589	$17,808
Pre-tax preferred dividend requirements	785	9,885	52,852	83,942	32,902	12,132	110,075	—

Total fixed charges plus preference dividends	$6,337	$207,525	$309,893	$424,341	$353,305	$274,178	$196,664	$17,808

Ratio of earnings to combined fixed charges and preference dividends	— (2)	0.6	— (4)	— (6)	1.3	— (7)	— (9)	1.3

(1)
Due to the Company's loss for the period from September 10, 2016 to September 30, 2016, the ratio coverage was less than 1:1. The Company must generate additional earnings of $447.3 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's loss for the period from September 10, 2016 to September 30, 2016, the ratio coverage was less than 1:1. The Company must generate additional earnings of $448.1 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the nine months ended September 30, 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.7 billion to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.0 billion to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.1 billion to achieve a coverage ratio of 1:1.

(7)
Due to the Company's "Loss before income taxes, as adjusted" in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(8)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

(9)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $231.0 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)